APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Crafty Cat Brewing Concern, LLC DBA Peach City Brewing
Income Statement - unaudited
For the periods ended 12/31-20

	2020
	31-Dec-20
REVENUES	
Sales	$ 40,577.26
Other Revenue	-
TOTAL REVENUES	**40,577.26**
COST OF GOODS SOLD	
Cost of Sales	12,371.29
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	12,371.29
GROSS PROFIT (LOSS)	28,205.97
OPERATING EXPENSES	
Advertising and Marketing	3,309.10
Bank Charges & Fees	174.27
Cafe Expenses	4,823.12
Legal & Professinal Services	26.00
Office SUpplies & Software	525.24
Rent	8,500.00
Taxes & Licenses	1,211.84
Team Wages	8,242.25
Utilities	2,482.20
TOTAL OPERATING EXPENSES	29,294.02
OPERATING PROFIT (LOSS)	(1,088.05)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (1,088.05)

Crafty Cat Brewing Concern, LLC DBA Peach City Brewing
Balance Sheet - unaudited
For the periods ended 12-31-20

	2020
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 2,500.00
Petty Cash	200.00
Inventory	2,323.63
Total Current Assets	5,023.63
Fixed Assets:	
Land	-
Buildings	50,000.00
Furniture and Equipment	15,000.00
Total Fixed Assets	65,000.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ **70,023.63**
LIABILITIES	
Current Liabilities:	
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	70,023.63
Net Income (Loss)	-
Total Equity	70,023.63
TOTAL LIABILITIES & EQUITY	$ **70,023.63**
Balance Sheet Check	-

Crafty Cat Brewing Concern, LLC DBA Peach City Brewing
Cash Flow Statement - unaudited
For the periods ended 12-31-20

	2020
	31-Dec-20
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(1,088)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	(1,088)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	(1,088)
CASH - BEGINNING	-
CASH - ENDING	(1,088)

I, Aaron Burton, certify that:

1. The financial statements of Crafty Cat Brewing Concern, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Crafty Cat Brewing Concern, LLC has not been included in this Form as Crafty Cat Brewing Concern, LLC was formed on 04/27/2020 and has not filed a tax return to date.

Signature   *Aaron Burton*

Name: Aaron Burton

Title: Owner